                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 1)*


                         ARC International Corporation
            ------------------------------------------------------
                               (Name of Issuer)

                     Common Stock, no par value per share
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   001905108
                ----------------------------------------------
                                (CUSIP Number)


                                Robert Johnston
                            c/o Polymer Group, Inc.
                              4838 Jenkins Avenue
                    North Charleston, South Carolina  29405
                                (803) 566-7293
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                April 17, 2000
        --------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                               Page 1 of 5 Pages

                                      13D
CUSIP NO. 001905108                                            Page 2 of 5 Pages
         -----------                                           -----------------

------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON

      Robert Johnston

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Canada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Less than 0.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON *
14
      IN
------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 1 ("Amendment No. 1") amends the Statement on Schedule 13D (the "Schedule 13D") filed on December 27, 1999 by Robert Johnston. Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 4.   Purpose of Transaction.
          ----------------------

     Item 4 of the Schedule 13D is hereby amended by adding the following as the fifth paragraph thereof:

          On April 17, 2000, Mr. Johnston resigned from the Board of Directors of the Issuer.

Item 7.   Materials to be Filed as Exhibits.
          ---------------------------------

     Item 7 of the Schedule 13D is hereby amended and supplemented by adding thereto the Resignation Letter of Mr. Johnston dated April 17, 2000 attached hereto as Exhibit A.

                               Page 3 of 5 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 19, 2000


                              /s/ Robert Johnston
                              ----------------------------
                              Print Name:  Robert Johnston

                               Page 4 of 5 Pages

                                                                       Exhibit A
                                                                       ---------


                                  RESIGNATION

TO: ARC INTERNATIONAL CORPORATION (the "Corporation")

Effective immediately I hereby resign as a director of the Corporation.

DATED this 17th day of April, 2000.



                                       /s/ Robert Johnston
                                       -------------------
                                       Robert Johnston

                               Page 5 of 5 Pages